UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C. 20549

                             FORM 12b-25

                   NOTIFICATION OF LATE FILING

                                                    SEC FILE NUMBER:
                                                       0-15696

                        (Check One):

( ) Form 10-K  ( ) Form 20-F   ( ) Form 11-K    (X) Form 10-Q  ( ) Form N-SAR

                                                       CUSIP NUMBER:
                                                        720275-10-6

                 For Period Ended: March 2, 1996
                 [ ] Transition Report on Form 10-K
                 [ ] Transition Report on Form 20-F
                 [ ] Transition Report on Form 11-K
                 [ ] Transition Report on Form 10-Q
                 [ ] Transition Report on Form N-SAR
                 For the Transition Period Ended:


Read Instructions (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information
                      PIEMONTE FOODS, INC.
Full Name of Registrant


Former Name if Applicable

                      400 Augusta Street

Address of Principal Executive Office (Street and Number)

                   Greenville, S.C. 29605
City, State and Zip Code

Part II - Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be
(X) filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The U.S. Securities and Exchange Commission issued a letter on April 8, 1996, requesting restatements retroactive to 1991. Submitting a 10-Q by the due date, April 16th, would necessitate both a mis-statement of financials based on now known details and an amended Form.

Our determination is accurate data is more meaningful. We will try to comply with both the retroactive statements and the 10-Q within the extended time frame.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification

          Roy Gogel           864              242-0424
           (NAME)         (AREA CODE)     (TELEPHONE NUMBER)

(2) Have all other periodic reports required under Section 13 or 15(d)
    of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such
    reports) been filed? If answer is no, identify report(s).   (X) Yes  ( ) No

(3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
    thereof?                                                    (X) Yes  ( ) No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    The results of operations will be significantly changed as will be reflected in the delayed report. Restatements will encompass both deferred marketing costs reflected in earlier reports as well as a change in the accouting methodology regarding the acquisition of Origena in October, 1993.


                         PIEMONTE FOODS, INC.
          (NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

DATE  April 16, 1996       BY  (Signature of Roy E. Gogel appears here)
                                  Roy Gogel - Vice Pres./CFO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                            ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                     GENERAL INSTRUCTIONS

1. This Form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this Form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notification must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.